File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

N/A
(Translation of Registrants Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing theinformation contained in this form is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under theSecurities Exchange Act of 1934)

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 25, 2006

Vitro Continued to Deliver Strong Results in 2Q’06
Consolidated Sales Up 6% and EBITDA gains 19%

San Pedro Garza García, Nuevo León, Mexico – July 25, 2006 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 2Q’06 unaudited results. Year over year consolidated sales increased 5.7 percent and EBITDA rose 17.8 percent. Consolidated EBITDA margins were up 160 basis points to 16.3 percent for the quarter. Excluding divestitures of Plasticos Bosco (Bosco) in April 2005, Quimica M in March 2006 and the acquisition of Vidrios Panameños (VIPASA) in April 2006, consolidated sales rose 5.8 percent and consolidated EBITDA increased 19.4 percent during the same period.

Alvaro Rodriguez, Chief Financial Officer, commented: “This was again a very good quarter, with a solid performance in both business units. As a matter of fact the EBITDA obtained this quarter is the highest figure since 2Q’01 which reflects the positive trend of what we’ve been talking about since 2003”.

FINANCIAL HIGHLIGHTS*
	2Q'06	2Q'05	% Change
Consolidated Net Sales	603	571	5.7%
Flat Glass	286	285	0.5%
Glass Containers	307	277	11.1%
Cost of Sales	437	417	4.8%
Gross Income	167	154	7.9%
Gross Margins	27.6%	27.0%	0.6 pp
SG&A	116	116	-0.7%
SG&A % of sales	19.1%	20.4%	-1.3 pp
EBIT	51	38	34.3%
EBIT Margins	8.5%	6.7%	1.8 pp
EBITDA	99	84	17.8%
Flat Glass	21	23	-9.0%
Glass Containers	77	60	28.5%
EBITDA Margins	16.3%	14.7%	1.6 pp
Net Income	7	37	-
Net Income Margins	1.2%	6.4%	-523 bps
Total Debt	1,297	1,395	-7.0%
Short Term Debt	580	389	49.2%
Long Term Debt	717	1,006	-28.7%
Average life of debt	3.4	4.1

Cash & Cash Equivalents(1)	148	175	-15.4%
* Million US$ Nominal
(1) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current and other long-term assets.

Mr. Rodriguez continued, “Glass Containers continued to report outstanding results with sales up 11% and EBITDA up 29%. It’s important to note that the strength in this business is widespread. It reflects strong demand in both international and domestic operations covering all major market segments and the fact that we continue to open new markets.”

“At Flat Glass, trends remain positive, with strong growth in the domestic construction and auto OEM markets, as well as at our foreign subsidiaries. As anticipated, exports declined as we refocus on domestic markets. In fact, on a comparable basis, excluding Quimica M, sales rose 3 percent and EBITDA without inventory reduction effect grew 64 percent for the quarter and 46 percent for the first half of the year. This is a sign of the new trend for the Flat Glass business unit.”

“Progress was also made in our cost cutting efforts, and this quarter SG&A fell to 19.1 percent of sales from 20.4 percent in the second quarter of 2005.”

“We are also moving ahead with our strategy of reducing holding company debt. Year over year, this quarter we reduced gross debt at the holding company level by US$144 million and consolidated gross debt by US$98 million to US$1.297 billion which, on a comparable basis, is the lowest debt level since 4Q’02. In addition, consolidated net debt declined by US$71 million. We continued to make progress with the sale of ancillary real estate, with an additional US$13 million received in July. Proceeds from the sale of real estate and the recent divestiture of Crisa will fund our 2006 amortizations.”

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

	Jun-05	Jun-06
Inflation in Mexico
Quarter	0.0%	-0.1%
LTM	4.3%	3.3%
Inflation in USA
Quarter	1.4%	1.9%
LTM	2.8%	4.2%
Exchange Rate
Closing	10.7752	11.2723
Devaluation
Quarter	-3.6%	3.5%
LTM	-6.5%	4.6%

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Second Quarter 2006 results
Conference Call and Web cast
Wednesday, July 26, 2006
9:30 AM U.S. EST – 8:30 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on August 29, 2006. For inquiries regarding the conference call, please contact Michael Fehle of Breakstone Group via telephone at (646) 452-2337, or via email at mfehle@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradaq@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Income
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Consolidated Financial Statements
Segmented Information
VENAs Consolidated Financial Statements

Consolidated Results
2Q06 Highlights
US$ Million
	SALES				EBITDA				TOTAL DEBT			INTER COMPANY DEBT		DEBT WITH THIRD PARTIES			CASH & CASH EQUIVALENTS [3]
	%	2Q06 $	2Q05 $	YoY Change %	%	2Q06 $	2Q05 $	YoY Change %	2Q06 $	2Q05 $	YoY Change %	2Q06 $	2Q05 $	2Q06 $	2Q05 $	YoY Change %	2Q06 $	2Q05 $	YoY Change %
FLAT GLASS	47	286	285	0.5	21	21	23	-9.0	411	397	3.3	226	142	184	255	-27.8	47	53	-10.8
CONTAINERS	51	307	277	11.1	78	77	60	28.5	589	483	21.9	-22	-11	611	494	23.7	81	43	89.2
HOLDING[1,2]	2	9	9	2.2	2	2	2	-0.8	298	514	-42.1	-205	-132	502	646	-22.2	20	80	-74.5
TOTAL	100	603	571	5.7	100	99	84	17.8	1297	1395	-7.0			1297	1395	-7.0	148	175	-15.4
	[1] Sales for the Holding Co. represent only third party revenues.
	[2] Holding includes all corporate companies
	[3] Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments
	accounted for in other current and other long-term assets.

Sales

Consolidated net sales for 2Q’06 increased 5.7 percent YoY to US$603 million and 8.8 percent to US$2,312 million for LTM 2006. Flat Glass and Glass Containers sales for the quarter rose 0.5 percent and 11.1 percent YoY respectively.

During the quarter domestic and foreign subsidiaries’ sales grew 7.4 percent and 9.9 percent YoY, respectively. Export sales decreased 1.9 percent during the same period.

On a comparable basis, excluding divestitures of Plasticos Bosco (Bosco) in April 2005, Quimica M in March 2006 and the acquisition of Vidrios Panameños (VIPASA) in April 2006, consolidated net sales for the quarter rose 5.8 percent YoY.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005	Change

Constant Pesos
Total Consolidated Sales	6,804	6,572	3.5	13,104	12,457	5.2	25,969	25,094	3.5

Flat Glass	3,234	3,303	(2.1)	6,547	6,415	2.1	13,164	12,983	1.4
Glass Containers	3,463	3,166	9.4	6,370	5,746	10.9	12,425	11,400	9.0
			--			--			--
Domestic Sales	2,834	2,638	7.4	5,374	4,943	8.7	10,621	10,334	2.8
Export Sales	1,705	1,769	(3.7)	3,250	3,386	(4.0)	6,571	6,626	(0.8)
Foreign Subsidiaries	2,265	2,166	4.6	4,480	4,128	8.5	8,768	8,135	7.8

Nominal Dollars
Total Consolidated Sales	603	571	5.7	1,172	1,072	9.3	2,312	2,125	8.8

Flat Glass	286	285	0.5	581	549	5.8	1,162	1,097	6.0
Glass Containers	307	277	11.1	573	497	15.4	1,116	968	15.3
			--			--			--
Domestic Sales	252	235	7.4	491	433	13.2	973	883	10.2
Export Sales	151	154	(1.9)	291	292	(0.2)	587	562	4.6
Foreign Subsidiaries	200	182	9.9	390	347	12.3	751	680	10.5

% Foreign Currency Sales* / Total Sales	58%	59%	-0.7 pp	58.0%	59.6%	-1.6 pp	58%	58%	-0.5 pp
% Export Sales / Total Sales	25%	27%	-1.9 pp	24.8%	27.2%	-2.4 pp	25%	26%	-1 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 34.3 percent YoY to US$51 million from US$38 million last year. EBIT margin increased 1.8 percentage points to 8.5 percent. For LTM 2006, EBIT margin increased 1.7 percentage points to 7.4 percent.

EBIT for the quarter at Glass Containers increased by 42.3 percent YoY, while at Flat Glass EBIT decreased 12.2 percent. On a comparable basis, Flat Glass EBIT, excluding Quimica M, rose 5.5 percent YoY while Glass Containers EBIT, excluding VIPASA, increased 41.6 percent YoY.

Consolidated EBITDA for the quarter increased 17.8 percent to US$99 million from US$84 million in 2Q’05. The EBITDA margin increased 1.6 percentage points YoY to 16.3 percent. For LTM 2006, consolidated EBITDA increased 13.1 percent to US$358 million from US$317 million in LTM 2005. On a comparable basis, excluding Bosco , Quimica M and VIPASA, consolidated EBITDA for the quarter increased 19.4 percent YoY.

During the quarter, EBITDA decreased 9.0 percent YoY at Flat Glass. EBITDA at Glass Containers rose 28.5 percent. On a comparable basis, excluding Quimica M, EBITDA for Flat Glass during the quarter decreased 1.1 percent YoY while EBITDA for Glass Containers, excluding VIPASA, increased 27.1 percent YoY. Glass Containers was the major EBITDA contributor for the quarter.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005	Change

Constant Pesos
Consolidated EBIT	576	436	32.1	879	689	27.5	1,927	1,427	35.0
Margin	8.5%	6.6%	1.9 pp	6.7%	5.5%	1.2 pp	7.4%	5.7%	1.7 pp

Flat Glass	74	87	(15.6)	132	136	(3.4)	478	612	(21.9)
Glass Containers	516	366	40.9	781	570	37.0	1,467	966	51.9

Consolidated EBITDA	1,110	954	16.4	1,913	1,736	10.2	3,974	3,723	6.8
Margin	16.3%	14.5%	1.8 pp	14.6%	13.9%	0.7 pp	15.3%	14.8%	0.5 pp

Flat Glass	233	261	(10.9)	465	494	(5.9)	1,136	1,364	(16.7)
Glass Containers	860	675	27.4	1,419	1,186	19.7	2,720	2,344	16.1

Nominal Dollars
Consolidated EBIT	51	38	34.3	78	60	31.0	172	121	41.8
Margin	8.5%	6.7%	1.8 pp	6.7%	5.6%	1.1 pp	7.4%	5.7%	1.7 pp

Flat Glass	6	7	(12.2)	11	11	(3.6)	41	51	(20.0)
Glass Containers	46	32	42.3	70	50	41.1	132	82	60.1

Consolidated EBITDA	99	84	17.8	172	151	14.3	358	317	13.1
Margin	16.3%	14.7%	1.6 pp	14.7%	14.1%	0.6 pp	15.5%	14.9%	0.6 pp

Flat Glass	21	23	(9.0)	41	42	(2.7)	101	115	(12.6)
Glass Containers	77	60	28.5	128	103	24.1	246	200	23.2

Consolidated Financing Cost

Consolidated financing costs for the quarter increased to US$79 million compared with US$11 million during 2Q’05. This was primarily driven by a non-cash foreign exchange loss of US$27 million compared to a non-cash foreign exchange gain of US$30 million in 2Q’05. During 2Q’06 the Mexican Peso depreciated by 3.5 percent compared with a 3.6 percent appreciation in 2Q’05. In addition, an increase in other financial expenses driven mainly by the negative value in derivative transactions more than offset a slight reduction in interest expense.

Table 3: Total Financing Cost
Table 3
Total Financing Cost
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005	Change

Constant Pesos
Interest Expense	437	452	(3.5)	876	962	(8.9)	1,781	1,838	(3.1)
Interest Income	(24)	(33)	(26.8)	(52)	(97)	(46.4)	(117)	(180)	(35.2)
Other Financial Expenses (Gain)*	186	100	85.2	471	257	83.7	730	535	36.5
Foreign Exchange Loss (Gain)	305	(334)	--	512	(307)	--	429	(666)	--
Monetary Position (Gain)	(12)	(64)	(80.7)	(117)	(145)	(19.2)	(397)	(570)	(30.3)
Total Financing Cost (Gain)	892	123	626.4	1,691	670	152.4	2,427	957	153.6

Nominal Dollars
Interest Expense	39	40	(2.6)	80	84	(4.5)	163	157	3.8
Interest Income	(2)	(3)	(24.6)	(5)	(8)	(43.9)	(11)	(15)	(30.5)
Other Financial Expenses (Gain)*	17	9	88.2	44	22	96.5	68	46	48.3
Foreign Exchange Loss (Gain)	27	(30)	--	46	(28)	--	38	(58)	--
Monetary Position (Gain)	(1)	(6)	(79.5)	(11)	(13)	(11.8)	(37)	(48)	(23.5)
Total Financing Cost (Gain)	79	11	643.2	154	58	167.0	220	81	171.7
* Includes effect of bulletin C-10 (derivative transactions) and interest related to factoring transactions

Taxes

Total Taxes and PSW (Profit Sharing to Workers) decreased from an income of US$40 million in 2Q’05 to an income of US$5 million for this quarter. This decrease was due to the recognition of the tax basis of certain assets of some foreign subsidiaries subject to be repatriated during 2Q’05. Additionally, during 2Q’06 a Tax net operating loss generated by the sale of Vitrocrisa’s shares which implied an increase in deferred income tax.

Table 4: Taxes and Profit Sharing to Workers
Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005	Change

Constant Pesos
Accrued Income Tax	95	(65)	--	133	45	194.9	199	(41)	--
Deferred Income Tax (gain)	(168)	(384)	(56.2)	(15)	(603)	(97.6)	(4)	(561)	(99.2)
Total Income Tax	(73)	(449)	(83.7)	118	(558)	--	195	(602)	--
Profit Sharing to Workers	15	5	206.7	22	43	(49.4)	26	104	(74.8)
Total Taxes and PSW	(58)	(444)	(86.9)	140	(515)	--	221	(498)	--

Nominal Dollars
Accrued Income Tax	8	(6)	--	12	3	235.6	17	(4)	--
Deferred Income Tax (gain)	(15)	(34)	(56.5)	(1)	(53)	(98.5)	0	(50)	--
Total Income Tax	(7)	(40)	(83.7)	11	(50)	--	18	(54)	--
Profit Sharing to Workers	1	0	214.9	2	4	(46.8)	2	9	(73.1)
Total Taxes and PSW	(5)	(40)	(86.9)	13	(46)	--	20	(45)	--

Consolidated Net Income

During the quarter, the Company recorded a consolidated net income of US$7 million compared to US$37 million during the same quarter last year. This variation is mainly a result of an increase in financing costs due to a non-cash foreign exchange loss compared with an non-cash foreign exchange gain in 2Q’05. In addition, the company recorded a tax income of US$5 million during the quarter compared to US$40 million in 2Q’05. The above mentioned factors more than offset higher EBIT and income from Discontinued Operations of US$38 million associated with the sale of Vitrocrisa’s share.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$29 million, compared with US$23 million in 2Q’05. Flat Glass accounted for 39 percent and was mainly invested in concluding the VF1 furnace repair and for maintenance purposes. Glass Containers represented 60 percent of total Capex consumption and included investment in a major furnace repair, inspection equipment and maintenance.

Consolidated Financial Position

Consolidated gross debt as of June 30 2006 totaled US$1,297 million, a QoQ decrease of US$57 million.
Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in other current assets, decreased QoQ by US$73 million to US$1,149. On a YoY comparison, net debt decreased US$71 million.
As of 2Q’06, the Company had a cash balance of US$148 million, of which US$118 million was recorded as cash and cash equivalents and US$30 million was classified as other current assets. The US$30 million is restricted cash, which corresponds to cash collateralizing debt and derivatives instruments – US$25 million were recorded at Flat Glass and US$5 million at the holding company.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	2Q'06	1Q'06	4Q'05	3Q'05	2Q'05

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.7	1.6	1.7	1.7	1.7

Leverage
(Total Debt / EBITDA) (Times) LTM	3.7	4.0	4.0	4.3	4.2
(Total Net Debt / EBITDA) (Times) LTM	3.3	3.6	3.5	3.7	3.7

Total Debt(1)	1,297	1,354	1,383	1,440	1,395
Short-Term Debt(2), (3)	580	460	310	302	389
Long-Term Debt	717	894	1,073	1,138	1,006

Cash and Equivalents(4)	148	132	165	220	175
Total Net Debt	1,149	1,222	1,218	1,220	1,220

Currency Mix (%) dlls&Euros/Pesos / UDI's	90/7/3	87/7/7	85/8/7	85/8/7	85/9/6
(1) Crisas' debt is not included prior to 2Q'06 as it was considered a Discontinued Operation
(2) Short term debt includes current maturities of long-term debt.
(3) For accounting purposes, in 2Q'06 we reclassified a portion of our long-term debt into short-term debt (US$26 million) as we did not comply with certain financial ratios in a credit facility at one of our subsidiaries.
(4) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing long term debt and derivatives instruments accounted for in current and other long term assets.

Debt Profile as of June 30,2006:

Rate
Fixed Rate
61%
Floating Rate +
Fixed spread
34%
Mkt
Conditions
5%
Currency
Dollars
88%
Pesos
7%
UDI
7%
Euros
2%
Maturity
Short Term
11%
Current maturities of LT Debt
32%
Long Term
57%
Source
Banks
14%
Market
86%

• The Company’s average life of debt as of 2Q’06 was 3.4 years compared with 4.1 years for 2Q’05.
• Short term debt as of June 30 2006 increased by US$95 million to 43 percent as a percentage of total debt, compared with 34 percent in 1Q’06. These amounts include current maturities of long-term debt.
• As of June 30, 2006 we had an aggregate of US$138 million in off-balance sheet financing related to our sales of receivables and receivable securitization programs. Flat Glass recorded US$74 million and Glass Containers recorded US$64 million.

• 39 percent of total short-term debt maturities are at the Holding Co. level.
• Revolving and other short-term debt, including trade related debt, accounted for 25 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.
• Current maturities of long-term debt, including current maturities of market debt, increased by US$98 million to US$417 million from US$319 as of March 31, 2006, and as of 2Q’06 represented 75 percent of total short term debt.

Debt Amortization Schedule
(million dollars)
156
42
50
64
415
295
45
75
76
50
26
30
13
17
129
129
491
469
22
2006
2007
2008
2009
2010
2011-On
Short Term
Long Term

• Approximately 60 percent of debt maturities due in the remainder of 2006 are at the operating subsidiary level.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Company level, Vena’s Euro Commercial Paper and Credit Facilities at the subsidiary level.
• Market maturities from 2008, 2009, 2010 and thereafter, include the Senior Notes due in 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term “Certificados Bursátiles”, a Private Placement, and the Senior Notes due in 2013 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter increased to US$22 million compared to US$19 million in 2Q’05. Higher EBITDA and lower Net Interest Expense helped compensate for the higher working capital and capex needs during the quarter and cash taxes paid by our foreign subsidiaries and our Mexican companies which do not consolidate for tax purposes.

On an LTM basis, the Company recorded a free cash flow of US$50 million compared to US$4 million during the same period last year. Higher EBITDA as well as recovery of working capital and lower capex investments, more than compensated for the higher net interest expense and cash taxes paid.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005	Change

Constant Pesos
EBITDA	1,110	954	16.4	1,913	1,736	10.2	3,974	3,723	6.8
Net Interest Expense(2)	(506)	(538)	(6.0)	(979)	(1,026)	(4.6)	(1,916)	(1,807)	6.0
Capex	(332)	(264)	25.7	(520)	(472)	10.1	(1,085)	(1,332)	(18.5)
Working Capital(3)	250	284	(12.0)	(132)	(61)	118.9	286	(84)	--
Dividends	(117)	(137)	(14.4)	(162)	(155)	4.5	(189)	(222)	(14.7)
Cash Taxes (paid) recovered	(176)	(90)	96.7	(40)	(205)	(80.6)	(217)	(207)	4.7
Net Free Cash Flow	228	209	9.5	80	(183)	--	853	71	1,104.8

Nominal Dollars
EBITDA	99	84	17.8	172	151	14.3	358	317	13.1
Net Interest Expense(2)	(43)	(48)	(8.8)	(96)	(89)	7.9	(193)	(155)	24.7
Capex	(29)	(23)	26.7	(50)	(41)	22.1	(102)	(114)	(10.7)
Working Capital(3)	22	26	-	(14)	(4)	271.1	24	(6)	--
Dividends	(10)	(12)	(13.9)	(14)	(14)	5.7	(17)	(20)	(14.8)
Cash Taxes (paid) recovered	(16)	(8)	99.2	(3)	(18)	(82.7)	(20)	(18)	7.1
Net Free Cash Flow	22	19	17.1	(6)	(15)	(59.0)	50	4	1,075.4
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes derivative transactions, and other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

Key Developments

Vitro’s Subsidiary in Central America Acquires Vidrios Panameños, S. A.
On April 20, 2006 the Company announced that in a joint effort with its Central American partners and through its subsidiary Empresas Comegua, S.A., commercially known as Grupo Vidriero Centroamericano (VICAL), it has completed the acquisition of the majority of shares of Vidrios Panameños, S.A. (VIPASA), the leading Panama-based glass containers Company. Through this acquisition, VICAL will own approximately 96 per cent of the VIPASA outstanding shares. Since 1964 Vitro has been a partner of VICAL, Central America’s and the Caribbean leading glass containers manufacturing company with production facilities in Guatemala and Costa Rica. The company has some of the most important companies in the region as customers, mainly serving soda bottling companies, beer, as well as liquor, food and pharmaceutical industries. VIPASA is the largest and most important glass containers manufacturer for the beverage, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. The company’s sales in 2005 reached $23 million dollars.

Vitro Completes Sale of Interest in Vitrocrisa
On June 16, 2006 the Company announced that it has completed the sale of its 51 percent interest in Vitrocrisa Holdings, S de R.L. de C.V. and related companies (Vitrocrisa) to Libbey Inc. (Libbey). Libbey is now the sole owner of this joint venture which was formed in 1997. The total cash inflow of US$119 million is comprised of US$80 million from the equity sale, plus approximately US$28 million of intercompany receivables and US$11 million of intercompany debt. Additional to the US$11 million of intercompany debt, Vitrocrisa’s total outstanding bank debt, as of May 31, 2006, stood at US$62 million. With this transaction Vitro retained the pension liability of approximately US$27 million for Crisa employees who had retired as the closing date. In addition, there was a real estate swap with Libbey.

Flat Glass

(50 percent of LTM Consolidated Sales)

Sales
Flat Glass sales for the quarter increased 0.5 percent YoY to US$286 million from US$285 million. On a comparable basis, excluding Quimica M, which was divested in March 2006, sales rose 2.8 percent YoY.
Domestic sales increased 19.8 percent YoY, mainly as a result of higher automotive and construction-related sales. Construction-related volumes increased 35 percent YoY.
Export sales decreased 26.3 percent YoY due to lower Auto Glass Replacement (“AGR”) and construction-related sales. AGR export sales reduction was mainly driven by a decrease in volume as we are using that capacity to supply the OEM market. The construction-related sales decreased as we are focusing on the more profitable Mexican market.
Automotive sales increased 4.6 percent YoY driven by larger volumes due to the success of current platforms. These platforms resulted in a 68 percent YoY sales increase at the OEM line and continue to compensate for lower export volumes in the AGR market. Additionally, AGR domestic sales increased 6 percent YoY.
Sales from foreign subsidiaries continued an upward trend, increasing 7.3 percent YoY to US$164 million from US$153 million. Sales at Vitro America, our Flat Glass subsidiary in the US, rose 4 percent YoY, mainly driven by higher volumes in the construction market. Sales at the Spanish subsidiary increased 11 percent YoY driven by incremental monumental contracts coupled with an improved product mix. Sales at Vitro Colombia remained flat YoY compared with the same quarter last year.

EBIT & EBITDA
EBIT decreased 12.2 percent YoY to US$6 million from US$7 million, while EBITDA fell 9.0 percent to US$21 million from US$23 million. During the same period, EBIT and EBITDA margins decrease 0.3 and 0.7 percentage points respectively.

During the quarter, on a comparable basis, excluding Quimica M, Flat Glass EBIT rose 5.5 percent YoY and EBITDA fell 1.1 percent.

On a YoY comparison, as anticipated on previous quarters, EBIT and EBITDA were negatively affected by inventory reduction as a result of the temporary shutdown of the X-3 furnace. Higher volumes in domestic Construction and value added Automotive OEM products helped compensate that effect.

Without the effect in the inventory reduction the EBITDA for the quarter is US$34 million and for the first half of the year is US$56 million. Therefore on a comparable basis, EBITDA grew 66 percent for the quarter and 35 percent for the first half of the year.

Strong EBITDA generation from Vitro America and Vitro España which grew YoY 17 and 30 percent, respectively contributed to partially offset the reduction in EBITDA at this Business Unit.

Table 7: Flat Glass
Table 7
Flat Glass
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005	Change

Constant Pesos
Consolidated Net sales	3,234	3,303	(2.1)	6,547	6,415	2.1	13,164	12,983	1.4
Net Sales
Domestic Sales	734	605	21.4	1,511	1,239	22.0	2,937	2,818	4.2
Exports	640	873	(26.7)	1,304	1,698	(23.2)	2,941	3,355	(12.3)
Foreign Subsidiaries	1,860	1,825	1.9	3,732	3,479	7.3	7,286	6,810	7.0
EBIT	74	87	(15.6)	132	136	(3.4)	478	612	(21.9)
EBITDA	233	261	(10.9)	465	494	(5.9)	1,136	1,364	(16.7)

EBIT Margin	2.3%	2.6%	-0.3 pp	2.0%	2.1%	-0.1 pp	3.6%	4.7%	-1.1 pp
EBITDA Margin	7.2%	7.9%	-0.7 pp	7.1%	7.7%	-0.6 pp	8.6%	10.5%	-1.9 pp

Nominal Dollars
Consolidated Net sales	286	285	0.5	581	549	5.8	1,162	1,097	6.0
Domestic Sales	65	54	19.8	138	109	26.4	270	241	12.2
Export Sales	57	78	(26.3)	120	149	(19.4)	269	287	(6.0)
Foreign Subsidiaries	164	153	7.3	324	292	11.0	622	569	9.4
EBIT	6	7	(12.2)	11	11	(3.6)	41	51	(20.0)
EBITDA	21	23	(9.0)	41	42	(2.7)	101	115	(12.6)

EBIT Margin	2.2%	2.5%	-0.3 pp	1.9%	2.1%	-0.2 pp	3.5%	4.7%	-1.2 pp
EBITDA Margin	7.2%	7.9%	-0.7 pp	0.0%	7.7%	-7.7 pp	8.7%	10.5%	-1.8 pp

Volumes
Flat Glass (Thousands of m2B)(2)	33,140	33,881	(2.2)	67,320	69,183	(2.7)	139,639	142,712	(2.2)

Capacity utilization
Flat Glass furnaces(1)	69%	88%	-19 pp
Flat Glass auto	85%	84%	1 pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.
(2) m2B = Reduced Squared Meters

Glass Containers

(48 percent of LTM Consolidated Sales)

Sales
Sales increased by 11.1 percent YoY to US$307 million from US$277 million. On a comparable basis, excluding VIPASA, which was acquired in April 2006, sales increased 8.9 percent YoY.

The main drivers behind the 3.7 percent YoY increase in domestic sales were higher demand from the beer market, increase in volume in the food market and improved price mix in the CFT (Cosmetics, Fragrances & Toiletries) business line. These factors more than offset the decrease in sales YoY at the soft drinks and wine & liquor markets.

Export sales grew 22.9 percent YoY due to a strong rise in volume coupled with an improved product mix at the soft drinks and wine & liquor markets and increased demand at the CFT market in the South American and European markets.

Sales from Glass Container’s foreign subsidiaries rose 23.5 percent YoY, reflecting the acquisition of VIPASA.

EBIT and EBITDA
EBIT for the quarter increased 42.3 percent YoY to US$46 million from US$32 million in 2Q’05. EBITDA for the same period rose 28.5 percent to US$77 million from US$60 million.

During the quarter, on a comparable basis, excluding VIPASA, Glass Containers EBIT increased 41.6 percent YoY and EBITDA rose 27.1 percent.

EBITDA during this quarter benefited from higher volumes and improved production efficiencies which optimized fixed cost absorption. These factors more than offset higher freight costs. Additionally, as mentioned in the previous quarter, all furnaces were ignited in 1Q’06 and last year it was done in 2Q’05. This had a positive effect on EBIT and EBITDA in this quarter compared with 2Q’05.

EBITDA from Mexican glass containers operations, which is VENA’s core business and represents approximately 82 percent of total EBITDA, rose 27.5 percent YoY.

Table 8: Glass Containers
Table 8
Glass Containers
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005	Change

Constant Pesos
Consolidated Net sales	3,463	3,166	9.4	6,370	5,746	10.9	12,425	11,400	9.0
Net Sales
Domestic Sales	1,994	1,929	3.4	3,677	3,408	7.9	7,312	6,825	7.1
Exports	1,064	896	18.7	1,945	1,689	15.2	3,630	3,250	11.7
Foreign Subsidiaries	405	341	19.0	748	649	15.1	1,483	1,325	11.9
EBIT	516	366	40.9	781	570	37.0	1,467	966	51.9
EBITDA	860	675	27.4	1,419	1,186	19.7	2,720	2,344	16.1

EBIT Margin	14.9%	11.6%	3.3 pp	12.3%	9.9%	2.4 pp	11.8%	8.5%	3.3 pp
EBITDA Margin	24.8%	21.3%	3.5 pp	22.3%	20.6%	1.7 pp	21.9%	20.6%	1.3 pp

Nominal Dollars
Consolidated Net sales	307	277	11.1	573	497	15.4	1,116	968	15.3
Domestic Sales	178	171	3.7	336	299	12.5	669	584	14.6
Export Sales	94	77	22.9	171	143	19.9	318	273	16.4
Foreign Subsidiaries	36	29	23.5	65	55	19.5	129	111	16.1
EBIT	46	32	42.3	70	50	41.1	132	82	60.1
EBITDA	77	60	28.5	128	103	24.1	246	200	23.2

EBIT Margin	14.9%	11.7%	3.2 pp	12.2%	10.0%	2.2 pp	11.8%	8.5%	3.3 pp
EBITDA Margin	24.9%	21.5%	3.4 pp	22.4%	20.8%	1.6 pp	22.1%	20.7%	1.4 pp

Glass Containers
Domestic (Millions of Units)	1,239	1,197	3.5	2,344	2,098	11.7	4,627	4,202	10.1
Exports (Millions of Units)	360	320	12.6	665	608	9.4	1,278	1,187	7.7
Total	1,600	1,517	5.4	3,010	2,706	11.2	5,904	5,389	9.6

Capacity utilization (furnaces)	97%	94%	3 pp
Capacity utilization (production lines)	93%	90%	3 pp

Soda Ash (Thousands Tons)	165	144	14.6	319	291	9.6	-	-	--

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Second Quarter						January - June						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.
Consolidated Net Sales	6,804	6,572	3.5	603	571	5.7	13,104	12,457	5.2	1,172	1,072	9.3	25,969	25,094	3.5	2,312	2,125	8.8
Cost of Sales	4,924	4,795	2.7	437	417	4.8	9,627	9,125	5.5	862	785	9.7	18,790	18,282	2.8	1,674	1,548	8.1
Gross Income	1,879	1,777	5.7	167	154	7.9	3,477	3,333	4.3	310	286	8.1	7,179	6,812	5.4	638	576	10.7
SG&A Expenses	1,304	1,341	(2.8)	116	116	(0.7)	2,599	2,643	(1.7)	232	227	2.1	5,252	5,385	(2.5)	467	455	2.4
Operating Income	576	436	32.1	51	38	34.3	879	689	27.5	78	60	31.0	1,927	1,427	35.0	172	121	41.8

Interest Expense	437	452	(3.5)	39	40	(2.6)	876	962		80	84	(4.5)	1,781	1,838	(3.1)	163	157	3.8
Interest Income	(24)	(33)	(26.8)	(2)	(3)	(24.6)	(52)	(97)	(46.4)	(5)	(8)	(43.9)	(117)	(180)	(35.2)	(11)	(15)	(30.5)
Other Financial Expenses (net)	186	100	85.2	17	9	88.2	471	257	83.7	44	22	96.5	730	535	36.5	68	46	48.3
Exchange Loss (Gain)	305	(334)	--	27	(30)	--	512	(307)	--	46	(28)	--	429	(666)	--	38	(58)	--
Gain from Monet. Position	(12)	(64)	(80.7)	(1)	(6)	(79.5)	(117)	(145)	(19.2)	(11)	(13)	(11.8)	(397)	(570)	(30.3)	(37)	(48)	(23.5)
Total Financing Cost	892	123	626.4	79	11	643.2	1,691	670	152.4	154	58	167.0	2,427	957	153.6	220	81	171.7
Other Expenses (Income), net	89	357	(75.0)	8	32	(75.1)	23	391	(94.1)	2	35	(94.3)	65	818	(92.1)	3	71	(95.2)
Inc. (loss) bef. Tax & PSW	(405)	(44)	(825.1)	(36)	(4)	(724.3)	(835)	(371)	(124.9)	(78)	(33)	(138.3)	(564)	(348)	62.2	(52)	(31)	(70.6)
Income Tax and PSW	(58)	(444)	86.9	(5)	(40)	86.9	140	(515)	--	13	(46)	--	221	(498)	--	20	(45)	--
Net Inc. (loss) Cont. Opns.	(347)	400	--	(31)	36	--	(975)	144	--	(90)	13	--	(785)	150	--	(72)	15	--
Income (loss)of Discont. Oper.	(28)	10	--	(3)	1	--	(27)	0	--	(2)	(0)	--	(24)	85	--	(2)	7	--
Income on disposal of discontinued operations	458	-	--	41	-	--	458	-	--	41	-	--	458	-	--	41	-	--
Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--	(119)	-	--	(11)	-	--
Net Income (Loss)	83	410	(79.9)	7	37	(80.7)	(544)	144	--	(52)	13	--	(470)	235	--	(44)	22	--
Net Income (loss) of Maj. Int.	141	199	(29.3)	12	18	(30.8)	(472)	(55)	(754.1)	(46)	(4)	(974.4)	(366)	(139)	162.5	(35)	(11)	(218.5)
Net Income (loss) of Min. Int.	(58)	211	--	(5)	19	--	(71)	199	--	(7)	18	--	(104)	374	--	(10)	33	--

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2006	2005	% Var.	2006	2005	% Var.	FINANCIAL INDICATORS	2Q'06	2Q'05
Cash & Cash Equivalents	1,335	1,609	(17.0)	118	142	(16.6)	Debt/EBITDA (LTM, times)	3.7	4.2
Trade Receivables	1,558	1,747	(10.9)	138	152	(9.1)	EBITDA/ Total Net Fin. Exp. (LTM, times)	1.7	1.7
Inventories	3,839	4,093	(6.2)	341	358	(4.7)	Debt / (Debt + Equity) (times)	0.7	0.6
Other Current Assets	2,486	2,001	24.2	221	177	24.7	Debt/Equity (times)	1.9	1.8
Current Assets from Disc. Operations	-	1,094	--	-	98	--	Total Liab./Stockh. Equity (times)	2.7	2.7
Total Current Assets	9,218	10,544	(12.6)	818	926	(11.7)	Curr. Assets/Curr. Liab. (times)	0.8	1.1
							Sales/Assets (times)	-	-
Prop., Plant & Equipment	16,485	17,365	(5.1)	1,462	1,545	(5.3)	EPS (Ps$) *	0.48	0.67
Deferred Assets	1,654	1,873	(11.7)	147	162	(9.3)	EPADR (US$) *	0.12	0.18
LT Assets from Disc. Operations	-	1,358	--	-	123	--
Other Long-Term Assets	1,324	1,195	10.8	117	106	11.1	* Based on the weighted average shares outstanding.
Total Assets	28,680	32,335	(11.3)	2,544	2,862	(11.1)	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	6,541	4,372	49.6	580	389	49.2
Trade Payables	2,006	2,003	0.1	178	176	1.1	# Average Shares Outstanding
Other Current Liabilities	2,539	2,591	(2.0)	225	229	(1.4)	(thousands)	295,728	295,728
Current Liabilities from Disc. Operations	-	565	--	-	51	--
Total Curr. Liab.	11,086	9,531	16.3	983	844	16.5
Long-Term Debt	8,082	11,221	(28.0)	717	1,006	(28.7)	# Employees	22,474	21,333
Other LT Liabilities	1,710	1,494	14.4	152	132	14.8
LT Liabilities from Disc. Operations	(0)	1,307	--	-	117	--
Total Liabilities	20,877	23,554	(11.4)	1,852	2,100	(11.8)

Majority interest	5,182	5,891	(12.0)	460	492	(6.6)
Minority Interest	2,620	2,890	(9.3)	232	270	(13.8)
Total Shar. Equity	7,802	8,781	(11.1)	692	762	(9.2)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Second Quarter						January - June						Last Twelve Months
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%
FLAT GLASS
Net Sales	3,234	3,304	-2.1%	286	285	0.5%	6,548	6,417	2.0%	581	550	5.8%	13,166	12,983	1.4%	1,162	1,097	6.0%
Interd. Sales	0	1	-82.3%	0	0	-82.6%	0	1	-68.4%	0	0	-67.5%	1	(0)	--	0	(0)	--
Con. Net Sales	3,234	3,303	-2.1%	286	285	0.5%	6,547	6,415	2.1%	581	549	5.8%	13,164	12,983	1.4%	1,162	1,097	6.0%
Expts.	640	873	-26.7%	57	78	-26.3%	1,304	1,698	-23.2%	120	149	-19.4%	2,941	3,355	-12.3%	269	287	-6.0%
EBIT	74	87	-15.6%	6	7	-12.2%	132	136	-3.4%	11	11	-3.6%	478	612	-21.9%	41	51	-20.0%
Margin (1)	2.3%	2.6%		2.2%	2.5%		2.0%	2.1%		1.9%	2.1%		3.6%	4.7%		3.5%	4.7%
EBITDA	233	261	-10.9%	21	23	-9.0%	465	494	-5.9%	41	42	-2.7%	1,136	1,364	-16.7%	101	115	-12.6%
Margin (1)	7.2%	7.9%		7.2%	7.9%		7.1%	7.7%			7.7%		8.6%	10.5%		8.7%	10.5%

Flat Glass Volumes (Thousand m2B)(3)
Const + Auto				33,140	33,881	-2.2%				67,320	69,183	-2.7%				139,639	142,712	-2.2%

GLASS CONTAINERS
Net Sales	3,486	3,195	9.1%	309	279	10.8%	6,416	5,823	10.2%	577	503	14.7%	12,524	11,576	8.2%	1,125	983	14.5%
Interd. Sales	22	29	-23.7%	2	3	-22.9%	45	77	-41.0%	4	7	-38.1%	99	176	-43.5%	9	15	-39.6%
Con. Net Sales	3,463	3,166	9.4%	307	277	11.1%	6,370	5,746	10.9%	573	497	15.4%	12,425	11,400	9.0%	1,116	968	15.3%
Expts.	1,064	896	18.7%	94	77	22.9%	1,945	1,689	15.2%	171	143	19.9%	3,630	3,250	11.7%	318	273	16.4%
EBIT	516	366	40.9%	46	32	42.3%	781	570	37.0%	70	50	41.1%	1,467	966	51.9%	132	82	60.1%
Margin (1)	14.9%	11.6%		14.9%	11.7%		12.3%	9.9%		12.2%	10.0%		11.8%	8.5%		11.8%	8.5%
EBITDA	860	675	27.4%	77	60	28.5%	1,419	1,186	19.7%	128	103	24.1%	2,720	2,344	16.1%	246	200	23.2%
Margin (1)	24.8%	21.3%		24.9%	21.5%		22.3%	20.6%		22.4%	20.8%		21.9%	20.6%		22.1%	20.7%

Glass containers volumes (MM Pieces)
Domestic				1,239	1,197	3.5%				2,344	2,098	11.7%				4,627	4,202	10.1%
Exports				360	320	12.6%				665	608	9.4%				1,278	1,187	7.7%
Total:Dom.+Exp.				1,600	1,517	5.4%				3,010	2,706	11.2%				5,904	5,389	9.6%

Soda Ash (Thousand Tons)				165	144	14.6%				319	291	9.6%

CONSOLIDATED (2)
Net Sales	6,827	6,606	3.4%	605	574	5.5%	13,152	12,546	4.8%	1,176	1,080	8.9%	26,075	25,299	3.1%	2,321	2,142	8.4%
Interd. Sales	24	33	-28.6%	2	3	-27.9%	48	88	-45.1%	4	8	-42.4%	105	205	-48.7%	10	17	-45.2%
Con. Net Sales	6,804	6,572	3.5%	603	571	5.7%	13,104	12,457	5.2%	1,172	1,072	9.3%	25,969	25,094	3.5%	2,312	2,125	8.8%
Expts.	1,705	1,769	-3.7%	151	154	-1.9%	3,250	3,386	-4.0%	291	292	-0.2%	6,571	6,626	-0.8%	587	562	4.6%
EBIT	576	436	32.1%	51	38	34.3%	879	689	27.5%	78	60	31.0%	1,927	1,427	35.0%	172	121	41.8%
Margin (1)	8.5%	6.6%		8.5%	6.7%		6.7%	5.5%		6.7%	5.6%		7.4%	5.7%		7.4%	5.7%
EBITDA	1,110	954	16.4%	99	84	17.8%	1,913	1,736	10.2%	172	151	14.3%	3,974	3,723	6.8%	358	317	13.1%
Margin (1)	16.3%	14.5%		16.3%	14.7%		14.6%	13.9%		14.7%	14.1%		15.3%	14.8%		15.5%	14.9%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2B = Reduced Squared Meters

Annexes

CONSOLIDATED AND COMBINED OF VENA AND SUBSIDIARIES, VITRO PACKAGING AND COMEGUA AND SUBSIDIARIES
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'06	2Q'05	Change	6M'06	6M'05	Change	2006	2005 (4)	Change

Nominal Dollars
EBITDA	76	60	28.5	128	103	24.2	246	198	24.1
Net Interest Expense(2)	(10)	(12)	(16.1)	(44)	(39)	11.5	(90)	(58)	56.3
Capex	(18)	(14)	21.5	(32)	(22)	41.6	(62)	(65)	(5.3)
Working Capital(3)	(10)	26	--	(33)	(5)	602.1	(12)	(30)	(59.0)
Dividends	-	-	--	(1)	(2)	(27.8)	(1)	(2)	(27.8)
Cash Taxes paid	(42)	(6)		(92)	(6)	1,387.3	(101)	4	--
Net Free Cash Flow	(3)	52	--	(73)	29	--	(20)	48	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers, other current assets and liabilities and IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(4) Vitro Packaging and Empresas Comegua and Subsidiaries were acquired by VENA on July 2004.

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Second Quarter						January - June							LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005*	% Var.	2006	2005*	% Var.
Consolidated Net Sales	3,471	3,182	9.1	308	278	10.7	6,390	5,797	10.2	575	501	14.8	12,475	11,347	9.9	1,121	964	16.3
Cost of Sales	2,505	2,403	4.2	222	210	5.8	4,743	4,424	7.2	427	382	11.8	9,232	8,766	5.3	830	745	11.5
Gross Income	967	779	24.2	86	68	25.9	1,647	1,373	20.0	148	119	24.4	3,242	2,581	25.6	291	219	32.7
SG&A Expenses	452	413	9.3	40	36	11.3	868	805	7.8	78	69	12.4	1,780	1,634	8.9	160	139	15.2
Operating Income	515	366	40.9	46	32	42.3	779	568	37.1	70	50	41.2	1,462	947	54.5	132	81	62.8

Interest Expense	207	168	23.1	18	15	24.0	400	365	9.6	37	32	15.1	800	672	19.2	73	57	27.7
Interest Income	(30)	(17)		(3)	(1)		(57)	(29)		(5)	(3)	107.6	(106)	(49)	118.7	(10)	(4)	131.0
Other Financial Expenses	149	60	147.0	13	5	146.2	335	172	94.7	31	15	105.2	413	298	38.4	38	26	49.2
Exchange Loss (Gain)	121	(169)	--	11	(15)	--	236	(157)	--	21	(14)	--	211	(298)	--	19	(26)	--
Gain from Monet. Position	(21)	(30)	(28.9)	(2)	(3)	(26.2)	(67)	(68)	(2.5)	(6)	(6)	5.0	(193)	(225)	(14.2)	(18)	(19)	(6.5)
Total Financing Cost	426	13	3,180.9	38	1	2,748.3	847	283	199.0	77	25	213.3	1,126	398	182.6	103	34	203.9
Other Expenses (Income), net	53	15	264.5	5	1	264.3	55	22	150.9	5	2	153.8	98	72	35.8	9	6	42.1
Inc. (loss) bef. Tax & PSW	37	338	(89.2)	3	30	(88.9)	(123)	263	--	(12)	23	--	239	476	(49.9)	20	41	(50.8)
Income Tax and PSW	24	(36)	--	2	(3)	--	(6)	(77)	92.0	(1)	(7)	89.7	104	53	96.5	9	4	151.7
Net Inc. (loss) Cont. Opns.	12	374	(96.7)	1	33	(96.5)	(117)	340	--	(11)	30	--	135	424	(68.1)	11	37	(70.8)
(Loss) on disposal of discontinued operations	-	-		-	-		-	0	--	-	0	--	-	33	--	-	3	--
Income (loss)of Discont. Oper.	-	0	--	-	-	#DIV/0!	-	0	--	-	-	#DIV/0!	(0)	(0)	99.3	(0)	-	#DIV/0!
Extraordinary Items, Net	-	-		-	-		-	-		-	-		(120)	-		(11)	-
Net Income (Loss)	12	374	(96.7)	1	33	(96.5)	(117)	340	--	(11)	30	--	16	457	(96.6)	0	40	(99.9)

EBITDA	860	675	27.4	76	60	28.5	1,417	1,183	19.7	128	103	24.2	2,715	2,321	17.0	246	198	24.1

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
As of June 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2006	2005	% Var.	2006	2005	% Var.	FINANCIAL INDICATORS	2Q'06	2Q'05
Cash & Cash Equivalents	902	455	98.3	80	40	100.9	Debt/EBITDA (LTM, times)	2.5	2.6
Trade Receivables	1,018	748	36.1	90	65	38.9	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.5	2.5
Inventories	1,715	1,737	(1.3)	152	152	0.3	Debt/Equity (times)	1.9	1.6
Notes receivable from affiliates	280	610	(54.1)	25	55	(54.7)	Total Liab./Stockh. Equity (times)	2.9	2.7
Other Current Assets	1,308	944	38.6	116	89	30.9	Curr. Assets/Curr. Liab. (times)	1.1	1.1
Total Current Assets	5,223	4,493	16.2	463	400	15.8

Prop., Plant & Equipment	8,122	8,485	(4.3)	721	754	(4.5)
Deferred Assets	584	665	(12.2)	52	60	(13.2)
Other Long-Term Assets	43	35	20.2	4	3	23.6
Total Assets	13,970	13,678	2.1	1,239	1,217	1.8

Short-Term & Curr. Debt	2,159	1,052	105.2	191	94	104.1
Notes payable to affiliates	4	40	(90.7)	0	4	(90.8)
Trade Payables	1,028	966	6.4	91	86	5.7
Other Current Liabilities	1,758	1,880	(6.5)	156	168	(7.0)
Total Curr. Liab.	4,948	3,938	25.7	439	351	25.0
Long-Term Debt	4,724	4,456	6.0	419	400	4.8
Long-Term notes payable to affiliates	(0)	390		(0)	35
Other LT Liabilities	691	1,192	(42.0)	61	106	(42.2)
Total Liabilities	10,363	9,975	3.9	919	892	3.0

Majority interest	2,848	2,911	(2.2)	253	257	(1.9)
Minority Interest	760	792	(4.1)	67	67	(0.1)
Total Shar. Equity	3,608	3,703	(2.6)	320	325	(1.5)

* Vitro Packaging and Empresas Comegua and Subsidiaries were acquired by VENA on July 2004.

Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Million of constant Mexican pesos as of June 30,2006)

	FOR THE SIX MONTHS PERIOD
	ENDED June 30
	2006	2005
OPERATING ACTIVITIES:
Net (loss) from continuing operations	(117)	340
Items that did not require (generate) resources:		-
Depreciation and amortization	561	547
Amortization of debt issue costs	31	74
Provision for seniority premium and pension	77	69
Write-off and loss on sale of fixed assets	55	(0)
Market value of derivatives	130	-
Deferred income tax and workers profit sharing	(381)	(490)
	357	540
(Increase) in trade receivables	(178)	164
Decrease (increase) in inventories	(91)	(62)
Increase (Decrease) in trade payables	125	101
Change in other current assets and liabilities, net	(990)	43
Employee retirement obligations	(69)	(51)
Resources generated from continued operations	(847)	735
Net income from discontinued opetrations	-	0
Proceeds from disposal of discontinued operations	-	-
Operating assets and liabilities from discontinued operations	-	-
Resources generated from operations	(847)	735
FINANCING ACTIVITIES:		-
Bank loans	956	594
Notes payable to affiliates	2	(282)
Payment of dividends	(13)	(19)
Increase of capital stock	-	-
Effect from discontinued operations	-	-
Resources used in financing activities	944	293
INVESTING ACTIVITIES:		-
Investment in land and buildings, machinery and equipment, and construction in progress	(312)	(256)
Sale of fixed assets	1	0
Investment in deferred charges	(2)	(84)
Notes receivable from affiliates	385	(587)
Long term receivables	(5)	(3)
Investment in subsidiaries	(217)	-
Effect from discontinued operations	-	-
Resources used in investing activities	(150)	(930)
Decrease in cash and cash equivalents	(53)	98
Balance at the beginning of year	955	356
Balance at the end of the period	902	455

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 25, 2006